UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K

☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2023

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

XTI AEROSPACE, INC.

Full Name of Registrant

Inpixon

Former Name if Applicable

8123 InterPort Blvd., Suite C

Address of Principal Executive Office (Street and Number)

Englewood, CO 80112

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form10-K, Form20-F,Form11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

XTI Aerospace, Inc. (the “Registrant”) has determined that it is not able to file its annual report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”) within the prescribed time period without unreasonable efforts or expense. The Registrant requires additional time to allow its auditors to complete the review of its consolidated financial statements and related portions of the Form 10-K, in light of the timing of its acquisition of XTI Aircraft Company, which was completed on March 12, 2024 (the “Merger”), and the 1-for-100 reverse stock split of its outstanding shares of common stock effected immediately prior to the closing of the Merger. The Registrant presently expects to file the Form 10-K within the extension period of 15 calendar days as provided under Rule 12b-25.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Brooke Turk	(800)	680-7412
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report certain significant changes in its results of operations. During the year ended December 31, 2023, the Registrant disposed of its Shoom and SAVES operating segments as well as its workplace experience business line, which was a portion of the Registrant’s Indoor Intelligence operating segment. The results of these operating segments will be presented as discontinued operations and, as such, will be excluded from both continuing operations and segment results for all periods presented.

The Registrant expects that its revenues for the year ended December 31, 2023 will be approximately 25% lower than the comparable period in the prior year. This decrease is primarily due to longer sales cycles of the industrial IoT business and the transition to recurring revenue streams. The Registrant also expects its gross profit margin for the year ended December 31, 2023 to increase by 3% from the comparable period in the prior year. This higher margin is primarily due to a large higher than average margin Aware product sale in the year ended December 31, 2023.

In addition, the Registrant expects its operating expenses for the year ended December 31, 2023 to increase by approximately 29% from the comparable period in the prior year primarily as a result of increased transaction costs related to the Merger and the divestitures noted above. The Registrant also expects its loss from operations for the year ended December 31, 2023 to be approximately 40% higher than the comparable period in the prior year as a result of increased operating expenses and decreased gross profit.

The Registrant believes that its results contained herein for the fiscal year ended December 31, 2023 are materially correct; however, because management's review is ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Form 10-K.

Cautionary Note Regarding Forward-Looking Statements

This Form 12b-25 includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements about the timing of the filing of the Form 10-K and the Registrant’s expected financial results for the fiscal year ended December 31, 2023. Although the Registrant believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, beliefs and expectations, there can be no assurance that its expectations will be achieved. Except as otherwise may be required by law, the Registrant undertakes no obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances, or changes in expectations after the date of this Form 12b-25.

XTI Aerospace, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 2, 2024	By:	/s/ Scott Pomeroy
Scott Pomeroy
Chief Executive Officer

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